                                                              [Exhibit 98]

THOMAS F. KUMMER                          ORIGINAL UNDER SEAL OF THE COURT
VON S. HEINZ                                         CONTAINS CONFIDENTIAL
KUMMER KAEMPFER BONNER & RENSHAW                     DISCOVERY MATERIALS--
Seventh Floor                                       SUBJECT TO COURT ORDER
3800 Howard Hughes Parkway
Las Vegas, Nevada 89109                           CONFIDENTIAL INFORMATION
(702) 792-7000                              REDACTED FOR PUBLIC DISCLOSURE

RORY O. MILLSON
SANDRA C. GOLDSTEIN
ELIZABETH L. GRAYER
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, NY 10019
(212) 474-1000

Attorney for Defendants ITT Corporation, et al.

                          UNITED STATES DISTRICT COURT

                               DISTRICT OF NEVADA

HILTON HOTELS CORPORATION and
HLT CORPORATION,

                                Plaintiffs,        CV-S-97-095-PMP (RLH)

                 -against-
                                                    ITT'S MEMORANDUM OF
ITT CORPORATION, et al.,                           POINTS AND AUTHORITIES
                                                      IN OPPOSITION TO
                                Defendants.         HILTON'S MOTION FOR
                                                       INJUNCTIVE AND
                                                     DECLARATORY RELIEF
---------------------------------------------

ITT CORPORATION, et al.,

                                Plaintiffs,

                 -against-

HILTON HOTELS CORPORATION and
HLT CORPORATION,

                                Defendants.
---------------------------------------------

                                TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                ----
PRELIMINARY STATEMENT........................................................................................      1

STATEMENT OF FACTS...........................................................................................      4
      A.  Hilton's Tender Offer..............................................................................      4
      B.  ITT's Revision Of Its Long-Term Strategic Plan.....................................................      5
      C.  The Comprehensive Plan.............................................................................      7
      D.  Hilton's Amended Offer.............................................................................     15

ARGUMENT.....................................................................................................     18

I.    HILTON HAS FAILED TO SHOW THAT THE PLAN VIOLATES NEVADA
          LAW................................................................................................     18

      A.  Hilton Has Failed To Show A Violation Of NRS 78.138(1).............................................     19
      B.  Hilton Has Failed To Show A Violation Of NRS 78.390................................................     24

II.   HILTON'S RELIANCE ON DELAWARE LAW IS MISPLACED.........................................................     25

      A.  Unocal and Revlon Are Not The Law of Nevada........................................................     25

      B.  Hilton Has Failed To Show That The Plan Would Violate Delaware Law.................................     27

          1. The Plan would meet the Unocal test.............................................................     27

          2. Under Delaware law, Revlon duties would not apply...............................................     31

III.  HILTON HAS FAILED TO SHOW IRREPARABLE HARM.............................................................     32

CONCLUSION...................................................................................................     35

                              TABLE OF AUTHORITIES

CASES                                                                                                        PAGE
AC Acquisitions Corp. v. Anderson, Clayton & Co., 519 A.2d 103 (Del. Ch. 1986)..............................   31

A. Copeland Enter. Inc. v. Guste, 706 F. Supp. 1283 (W.D. Tex. 1989)........................................   21

AHI Metnall, L.P. v. J.C. Nichols Co., 891 F. Supp. 1352 (W.D. Mo. 1995)....................................   33

American Bakeries Co. v. Pan-O-Gold Baking  Co., 650 F. Supp. 563 (D. Minn. 1986)...........................   34

Baron v. Strawbridge & Clothier, 646 F. Supp. 690 (E.D. Pa. 1986)...........................................19, 34

Bayberry Assocs. v. Jones, 783 S.W.2d 553 (Tenn. 1990)......................................................   31

Beztak Co. v. Bank One Columbus, N.A., 811 F. Supp. 274 (E.D. Mich 1992)....................................   33

Black & Decker Corp. v. American Standard, Inc., 682 F. Supp. 772 (D. Del. 1988)............................   34

Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)...........................................passim

Bracco v. Lackner, 462 F. Supp. 436 (N.D. Cal. 1978)........................................................   15

Buchanan v. Henderson, 131 B.R. 859 (D. Nev. 1990), rev'd on other grounds, 985 F.2d
     1021 (9th Cir. 1993)...................................................................................19

Cede & Co. v. Technicolor, Inc., 634 A.2d 345 (Del. 1993)...................................................20, 21

Cheff v. Mathes, 199 A.2d 548 (Del. 1964)...................................................................   28

Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983)......................................................   34

Drobbin v. Nicolet Instrument Corp., 631 F. Supp. 860 (S.D.N.Y. 1986).......................................   21

Edelman v. Fruehauf Corp., 798 F.2d 882 (6th Cir. 1986).....................................................   31

ER Holdings, Inc. v. Norton Co., 735 F. Supp. 1094 (D. Mass. 1990)..........................................   33

Foster v. Arata, 325 P.2d 759 (Nev. 1958)...................................................................   20

Friedman v. Mohasco Corp., 929 F.2d 77 (2d Cir. 1991).......................................................   19

Georgia-Pacific Corp. v. Great Northern Nekoosa Corp., 727 F. Supp. 31 (D. Me. 1989)........................   33

Grand Metropolitan plc v. Pillsbury Co., 558 A.2d 1049 (Del. Ch. 1988)......................................   31

Hall v. Aliber, 614 F. Supp. 473 (E.D. Mich. 1985)..........................................................   19

Hanson Trust plc v. ML SCM Acquisition, Inc., 781 F.2d 264 (2d Cir. 1986)...................................   34

Horwitz v. Southwest Forest Indus., Inc., 604 F. Supp. 1130 (D. Nev. 1985)..................................   20

Hilton Hotels Corp. v. ITT Corp., 962 F. Supp. 1309 (D. Nev.), aff'd, 1997 WL 345963
     (9th Cir. June 19, 1997)...............................................................................22, 33

Hyde Park Partners, L. P. v. Connolly, 839 F.2d 837 (1st Cir. 1988).........................................   33

IBS Financial Corp. v. Seidman & Assocs., 954 F. Supp. 980 (D.N.J. 1997)....................................   23

In re Santa Fe Pacific Corp. Shareholder Litig., No. 13587, 1995 Del. Ch. LEXIS 70
     (May 31, 1995).........................................................................................   24

In re Santa Fe Pacific Corp. Shareholder Litig., 669 A.2d 59 (Del. 1995)....................................   32

International Banknote Co. v. Muller, 713 F. Supp. 612 (S.D.N.Y. 1989)......................................21, 33

Kahn v. Sprouse, 842 F. Supp. 423 (D. Or. 1993).............................................................   19

Kidsco Inc. v. Dinsmore, 674 A.2d 483 (Del. Ch. 1995).......................................................22, 23

Koppers Co. v. American Express Co., 689 F. Supp. 1371 (W.D. Pa. 1988)......................................   35

Mills Acquisition Co. v. MacMillan, Inc., 559 A.2d 1261 (Del. 1989).........................................31, 34

Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985)...................................................   24

NCR Corp. v. AT&T, 761 F. Supp. 475 (S.D. Ohio 1991)........................................................23, 31
                                                                                                            33, 34

Norfolk Southern Corp. v. ConRail, Inc., C.A. No. 96-7167 (D. Pa. Nov. 19, 1996)............................   27

O'Neill v. Church's Fried Chicken, Inc., 910 F.2d 263 (5th Cir. 1990).......................................   19

Orzeck v. Englehart, 195 A.2d 375  (Del. 1963)..............................................................   25

Panter v. Marshall Field & Co., 646 F.2d 271 (7th Cir. 1981)................................................   20

Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140 (Del. 1989)......................................28, 31

Paramount Communications, Inc. v. QVC Network Inc., 637 A.2d 34 (Del. 1994).................................31, 34

Polk v. Good, 507 A.2d 531 (Del. 1986)......................................................................   20

Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986)................................4, 27
                                                                                                               32

Shamrock Holdings, Inc. v. Polaroid Corp., 59 A.2d 278 (Del. Ch. 1989)......................................   22

Shoen v. Amerco, 885 F. Supp. 1332 (D. Nev. 1994), vacated by stipulation, (D. Nev.
     Feb. 9, 1995)..........................................................................................23, 33

Shoen v. Shoen, 804 P.2d 787 (Ariz. Ct. App. 1990)..........................................................   21

Stahl v. Apple Bancorp., Inc., 579 A.2d 1115 (Del. Ch. 1990)................................................22, 23
                                                                                                            27, 33

Stepak v. Schey, 553 N.E.2d 1072 (Ohio 1990)................................................................   27

Stroud v. Grace, 606 A.2d 75 (Del. 1992)....................................................................21, 22

Thorpe v. Cerbco, Inc., 676 A.2d 436 (Del. 1996)............................................................   28

Tomczak v. Morton Thiokol, Inc., Civ. No. 786, 1990 WL 42607................................................   32

Unitrin, Inc. v. American General Corp., 651 A.2d 1361 (Del. 1995)..........................................passim

Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985)................................................passim

Whittaker Corp. v. Edgar, 535 F. Supp. 933 (N.D. Ill. 1982).................................................   20

Williams v. Geier, 671 A.2d 1368 (Del. 1996)................................................................22, 23

WLR Foods, Inc. v. Tyson Foods, Inc., 65 F.3d 1172 (4th Cir. 1995), cert. denied,
     116 S. Ct. 921 (1996)..................................................................................   26


STATUTES AND OTHER AUTHORITIES

Fed. R. Civ. Proc. 23.1.....................................................................................   19

NRS Section 78.115..........................................................................................   19

NRS Section 78.120..........................................................................................3, 19
                                                                                                            25,30

NRS Section 78.138..........................................................................................passim

NRS Section 78.215..........................................................................................4, 10
                                                                                                            24,25

NRS Section 78.330..........................................................................................14,25
                                                                                                            30,33

NRS Section 78.390..........................................................................................4, 19,
                                                                                                               24

15 Pa. Con. Stat. Ann. Sections 1715 et seq. (1995)....................................................   27

Fla. Stat. Ann. Section 607.0830.............................................................................   26

Ind. Code Ann. Section 23-1-35-1.............................................................................   26

Mich Stat. Ann. Section 21.200 (541a)........................................................................   26

Or. Rev. Stat. Section 60.357................................................................................   26

Ohio Rev. Code Ann. Section 170159(E)........................................................................   27

Tenn. Code Ann. Section 48-35-204............................................................................   27

IRS Rev. Proc. 96-30........................................................................................   12

K. P. Bishop, Nevada Corporation Law & Practice, Section 7.15  (1993)........................................   26

M. Lipton and E. Steinberger, Takeovers and Freezeouts (1995) ..............................................   27

                              Preliminary Statement

              Hilton's tender offer was designed to take advantage of ITT's temporarily depressed stock price and a flaw in ITT's takeover defenses against inadequate offers. Hilton, which concededly has an interest in paying as low a price as possible, made a lowball offer of $55 when the stock had traded at over $68 only a few months earlier. And because the lack of a staggered board made ITT "vulnerable" to inadequate offers, Hilton nominated a slate of directors which was committed to Hilton's $55 offer, even though they had no bankers or lawyers advising them and even though they had little or no information about ITT. Hilton's strategy was to stampede stockholders into electing its puppet slate to complete Hilton's inadequate offer.

              That strategy has thus far failed. ITT's Board, after receiving advice from its financial advisors and other experts, unanimously determined on February 11 that the offer should be rejected. And ITT refined its long-term strategy to enhance stockholder value. Even Hilton publicly expressed approval of ITT's revised strategy.

              On July 15, the Board approved the Comprehensive Plan, which will involve the separation of ITT's hotels and gaming business ("Destinations"), its educational services business, and its telephone directories business, together with an equity tender offer and a debt tender offer. The Board, after receiving advice from its outside advisors and ITT management, concluded that the business justifications for the Plan are compelling without regard to the Hilton bid, and that the Plan should be pursued even if Hilton withdraws its bid. The Plan, like the 1995 spinoff that created ITT and that substantially enhanced stockholder value, will increase the strategic focus and enhance the value of each of ITT's businesses. The Spinoff, which offers substantial tax advantages that only ITT as an independent entity can realize, is structured as a spinoff of Destinations for financial reasons. And the Board approved a classified board for Destinations because--as Hilton's counsel has publicly acknowledged--classified boards have

"important benefits", including protection against inadequate offers, and "do not purport to, and will not prevent a hostile acquisition". Thus, the Plan was approved because of its compelling business justifications--not, as Hilton asserts, to entrench the ITT Board.

              ITT's stockholders immediately recognized the compelling economic bases for the Plan. After the Plan was announced, ITT's stock price rose as high as $68. Hilton's response confirmed the Plan's merits and amounted to a concession that the Plan will enhance ITT's value.
[REDACTED]

              But Hilton's offer is still inadequate. ITT's financial advisors so advised the Board. Since the amended offer is still subject to the same uncertainties as the original offer with respect to value, financing, regulatory approval, and Hilton's plans for ITT, and still threatens substantial harm to the interests of ITT, its stockholders and other constituencies, the ITT Board determined that the amended offer should be rejected and that the Plan is preferable to the amended offer.

              [REDACTED], Hilton will go no higher. Hilton's chief executive has stated that this is Hilton's "best and final price". Moreover, Hilton's slate is committed to Hilton's $70 price, as it was to Hilton's $55 price, [REDACTED]. This slate will not solicit additional offers, and Hilton will not negotiate with this slate. As Professor Macey testifies, this serves to demonstrate the wisdom of a classified board for Destinations.

              ITT, despite Hilton's rhetoric of "broken faith", etc., has used the time since it was last before this Court precisely as it told the Court it would. It has greatly enhanced the present and potential value of an investment in ITT shares, protected the interests of ITT's employees, creditors, customers and communities, and demonstrated that Hilton's $55 offer was inadequate and that the real purpose of Hilton's attempt to accelerate ITT's annual meeting was to stampede stockholders into an ill-informed referendum on Hilton's bid.

              Not surprisingly, Hilton does not want Destinations to have a staggered board that would protect stockholders against its tactics. Let us be clear--Hilton objects to the staggered board and not the "patently phony" (to use Hilton's counsel's phrase (Mot. at 13)) "tax poison pill". That is the testimony of Hilton's chief executive officer and its chief financial officer. The "tax poison pill" argument is a litigation makeweight that is not even subscribed to by Hilton's counsel. (Indeed, Hilton's counsel has invoked the attorney-client privilege to avoid producing its advice.) As ITT's counsel has advised ITT, there is no such "poison pill". So no more of the "poll tax".

              Let us look to what would happen if Hilton's slate of four directors were to win in November. The entire Destinations board would be in a position to assure that Destinations' stockholders and other constituencies would be protected. Thus Hilton would not succeed in acquiring Destinations at an inadequate price, or in paying as low a price as possible (or even a "conservative" value that is less than its "best and final price"), by putting forward an unadvised slate committed to Hilton's price, whose only role is to dismantle defenses against inadequate offers. That is what Hilton does not want, and what the staggered board will do.

              Hilton's legal arguments to achieve its goal are without merit. First, Hilton cannot show a likelihood of success on the merits. Thus, Hilton has failed to show that the Plan violates Nevada law. See Point I, infra. Under Nevada law, directors have "full control over the affairs of the corporation", and are required to "exercise their powers in good faith and with a view to the interests of the corporation". NRS 78.120(1), 78.138(1). This the Board has done. The Plan is a compelling transaction that will advance the interests of ITT's stockholders and other constituencies without regard to any protections it may provide against Hilton's inadequate and coercive offer, and key elements of the Plan originated before Hilton ever made its bid. To the extent that such a transaction may be viewed as a takeover defense, the Board, properly relying on advisors "as to matters reasonably believed to be within their professional or expert competence" (NRS 78.138(2)), decided, as permitted under Nevada law, to "resist a change of control of the corporation" because it determined that the change is "not in the best interest of the corporation", including "the interests of the corporation's employees, suppliers, creditors and customers", "the economy of the state and nation", "the interests of the community and of society", and "the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation". NRS 78.138(3), (4). Thus, Hilton has failed to show a violation of NRS 78.138(1) by proving a "bad faith" entrenchment motive. In particular, Hilton cannot show that the ITT Board's "primary purpose" in adopting a classified board for Destinations was to "frustrate or completely disenfranchise a shareholder vote". See Point I.A, infra. 1/

              Moreover, Hilton's reliance on Delaware law is misplaced. See Point II, infra. Delaware law as articulated in Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985) and Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986) is not the law of Nevada; NRS 78.138(1) and
(3)-(4) prevent the Court from substituting its judgment on the reasonableness of the Plan for that of the Board's and make a Revlon "duty to auction" inappropriate. Moreover, Hilton cannot show that the Plan would violate Delaware law.

              Second, Hilton has failed to show that it will suffer irreparable harm if its motion is denied. See Point III, infra. Since the Plan will not frustrate a stockholder vote, Hilton's argument that an injunction must issue to prevent such harm is without merit. And Hilton's purported concern for stockholders is disingenuous: Hilton's challenge to the Plan, like each of

--------
1/ Nevada law does not require a public stockholder vote on Destinations' classified board. NRS 78.390, on which Hilton relies, relates to the amendment of a company's articles of incorporation, not to the creation of a charter for a new company that has been spun off to stockholders as a dividend, which Hilton concedes does not require a stockholder vote (NRS 78.215). See Point I.B, infra.

its prior challenges in this Court, is simply part of Hilton's strategy to use litigation to obtain a commercial advantage in the marketplace and to appropriate value from ITT's stockholders.

                               STATEMENT OF FACTS

       A.     Hilton's Tender Offer.

              Hilton's tender offer was designed to take advantage of ITT's temporarily depressed stock price and a flaw in ITT's takeover defenses against inadequate offers. Hilton, [REDACTED] made a lowball offer of $55 when the stock had traded at over $68 only months earlier. Bowman Aff. P. 10; Araskog Aff. P. 3(a); Heinz Aff. Ex. 7 at 254. [REDACTED], Hilton nominated a slate of directors and moved to compel ITT to hold its next annual meeting in May. [REDACTED]. Hilton did not intend the slate [REDACTED] to solicit offers (Heinz Aff. Ex. 10 at H004048).

              No one was fooled by Hilton's inadequate offer or by Hilton's hollow overtures to negotiate from a lowball offer. 2/ ITT's Board, after receiving advice from its financial advisors and other experts, unanimously determined on February 11 that the offer should be rejected. Araskog Aff. P. 3(a); Heinz Aff. Ex. 9 at 108. The market confirmed the offer's inadequacy. ITT's stock traded above $55 every day since the offer was announced. Araskog Aff. P. 3(a). Indeed, Hilton never argued--either to ITT stockholders or to this Court--that $55 was adequate. On the contrary, Hilton stated publicly that it knew it would have to raise its price before stockholders would take it seriously (Heinz Aff. Ex. 19 at 11)--but it refused to do so because it was hoping that a minimal increase would suffice.

--------
2/ Because the offer was plainly inadequate, ITT did not believe there was any point in meeting with Hilton. Araskog Aff. P. 3(a). Moreover, ITT's financial advisors recommended no meeting. Heinz Aff. Ex. 9 at 111.

       B.     ITT's Revision Of Its Long-Term Strategic Plan.

              Since its creation in 1995, ITT has had a long-term strategy of building stockholder value by focusing on its core businesses. In 1994, ITT's predecessor company ("Old ITT") spun off its forestry products subsidiary to create an independent company. Bowman Aff. P. 5. Similarly, in 1995, Old ITT was separated into ITT, ITT Industries, Inc. (comprising Old ITT's manufacturing businesses) and ITT Hartford Group, Inc. (comprising Old ITT's insurance business) to enable each of the resulting companies to focus on its core businesses. Id. These transactions substantially enhanced stockholder value. Id.
P. 7; see also Heinz Aff. Ex. 7 at 175-76.

              In line with this strategy, ITT subsequently began seeking to spin off or sell assets which did not form part of its core business. Bowman Aff. P.
6. Shortly after the 1995 transaction was completed, both ITT and the market anticipated that ITT might monetize certain assets, such as its stake in Alcatel Alsthom, and might sell or spin off its educational services business and its telephone directories business when they reached sufficient maturity for independence. Bowman Aff. P. P. 8-9; Heinz Aff. Ex. 7 at 28-29, 33-44, 48-50, Ex. 9 at 12-16, Ex. 6 at 34-35, 38-40, 47-48, Ex. 12, Ex. 14, Ex. 16.3/

              In the face of Hilton's offer, ITT refined its long-term strategy, focusing on hotels and gaming and pursuing means of enhancing the value of the company within that focus. In the period from February to July, ITT delivered substantial value through transactions such as the sale of ITT's interests in Madison Square Garden, Alcatel Alsthom and WBIS+; the restructuring of ITT's World Headquarters operations, reducing headcount by 65% and reducing annual

--------
3/ For example, an August 1996 report by Hilton's financial advisor noted that it expected ITT to divest its educational services and telephone directories businesses within three years, and that ITT planned to sell its Alcatel stake in July 1997 or sooner. Heinz Aff. Ex. 17. Similarly, a March 1996 press article stated that ITT's telephone directories and educational services businesses "could be spun off in a year or so". Heinz Aff. Ex. 13. And an April 1996 analyst report stated that there was a "good chance" that ITT would pursue a second restructuring over the next 12 to 18 months. Heinz Aff. Ex. 15; see also id. Ex. 14.

expenses; 4/ the acquisition of three hotels and 82 franchise agreements and management contracts in 20 different countries, totalling more than 20,000 rooms; a long-term strategic alliance with FelCor Suite Hotels, Inc. ("FelCor") pursuant to which FelCor acquired five of ITT's hotels and ITT retained long-term contracts to manage such hotels; and a joint venture agreement with Davis Gaming, L.L.C. ("Davis") pursuant to which the parties will each own 50% of The Desert Inn Resort and Casino and an adjacent parcel of land, and ITT will obtain management contracts for both the Desert Inn and a new hotel and casino to be developed on the adjacent parcel. Bowman Aff. P. P. 11-18, 23-25; Heinz Aff. Ex. 28 at 1-2. 5/

              Each of these transactions was accretive. For example, the Madison Square Garden sale resulted in ITT nearly doubling its investment in two years. Heinz Aff. Ex. 18, Ex. 11 at P. 7. [REDACTED]. Even Hilton publicly expressed approval of ITT's revised strategy. Hilton's chief executive was reported as saying, "We are pleased that ITT appears to be executing the strategy we first endorsed in January of selling non-core assets". Heinz Aff. Ex. 18. Indeed, Hilton previously claimed in this Court that ITT's revised strategy is Hilton's strategy. And Hilton's chief executive claimed that ITT was stealing Hilton's ideas and that "we ought to send them a consulting fee". Heinz Aff. Ex. 21, Ex. 2 at 47-48.

--------
4/ ITT provided affected employees with enhanced severance payments, enhanced pension payments and placement services. Heinz Aff. Ex. 28 at 1, Ex. 5 at 193-94.

5/ In certain management and franchise agreements that ITT has entered into since the Hilton bid was announced, change-of-control provisions were included at the insistence of ITT Sheraton's business partners, because of their concerns about Hilton's publicly-announced plan, if successful in acquiring ITT, to license the Sheraton brand to HFS or a similar low-end operator. See ITT's Reply Memorandum Of Points And Authorities In Support Of Its Motion To Dismiss Counts III-VII Of The First Amended And Supplemental Complaint Or, In The Alternative, For Partial Summary Judgment ("ITT Reply In Support Of Motion To Dismiss") at 2-6; see also Bowman Aff. P. P. 19-22; Heinz Aff. Ex. 5 at 199-200, 207-09.
[REDACTED]. ITT Reply In Support Of Motion To Dismiss, at 5-6. Moreover, these change-of-control provisions simply provide the hotel owner or franchisor with an option to terminate in the event of a change of control, and Mr. Bollenbach has stated publicly that, in his experience, hotel owners and franchisors very rarely exercise such options and thus that their inclusion in ITT's contracts would pose only a "nominal risk" in the event of a Hilton acquisition. Heinz Aff. Ex. 22 at 17-18; see also id. Ex. 4 at 276.

       C.     The Comprehensive Plan.

              On July 15, 1997, the ITT Board approved a Comprehensive Plan designed to enhance the value of ITT and promote the interests of all of ITT's constituencies. Heinz Aff. Ex. 28 at 1-3. The Plan will involve the separation into three distinct, publicly owned companies of the hotels and gaming business, telephone directories business and educational services business, together with an equity tender offer and a debt offer. Id.

              The Board deliberated on the Plan in detail. Joint Board Decl. P.
P. 5, 7. The Board received advice from outside advisors and management 6/ regarding: (a) financial and strategic aspects of the Hilton offer; (b) financial and strategic aspects of the Plan; (c) the impact that the Hilton offer would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, and the long-term and short-term interests of ITT and its stockholders; (d) the impact that the Plan would have on the interests of ITT's employees, creditors and customers, the economy of Nevada and the nation, the interests of the communities in which ITT operates and of society, the long-term and short-term interests of ITT and its stockholders; (e) governance issues; and (f) tax issues. Id. P. 7/; Heinz Aff. Ex. 28 at 1, 3-8, 10-12.

              After receiving this advice, the Board concluded that implementation of the Plan would be in the best interests of the corporation, its stockholders and other concerned constituencies. Id. 7/ The Board believes that the business justifications for the Plan are

--------

6/ The independent Board members also had separate counsel advising them. Joint Board Decl. P. 6; Heinz Aff. Ex. 11 at 9, Ex. 7/ at 163-64.

7/ The Board concluded that the Spinoff will be beneficial to each of ITT's existing businesses, because it will separate businesses with distinct financial, investment and operating characteristics so that each business can adopt and implement appropriately tailored and specific plans. Heinz Aff. Ex. 28 at 4. In this manner, the Spinoff will result in increased strategic focus for each of ITT's three distinct businesses and a flattening of organizational structures. Id.; Heinz Aff. Ex. 8 at 11. The Spinoff will also allow for the implementation of narrowly tailored incentive compensation plans and enhanced market understanding and valuations of these businesses. Id.; Heinz Aff. Ex. 6 at 119-20. The Board's conclusions are based in part on the compelling even without regard to the Hilton bid, and intends to pursue the Plan even if Hilton withdraws its bid. Id.; see Heinz Aff. Ex. 9 at 106. The Board further concluded that the Plan is preferable to the Hilton offer for several reasons. Heinz Aff. Ex. 28 at 4-7. First, the Board believes that the Spinoff, and successful implementation by the three new entities created by the Spinoff of their respective long-term strategic plans, will produce greater value than Hilton's inadequate offer. Second, employee disruption following the Spinoff will be significantly less than the disruption that would be created by a hostile transaction, such as Hilton's proposed transaction. 8/ Third, the Spinoff will offer substantial tax advantages that Hilton could not duplicate. 9/ As compared to a sale of its telephone directories and educational services businesses, the Spinoff will save ITT (and thus its stockholders) in excess of $500 million in federal income taxes. Fourth, the Spinoff will protect the interests of Sheraton hotel owners and Sheraton franchisees by enhancing the ongoing value of the Sheraton brand name. By contrast, Hilton has stated that, if the proposed merger is completed, it intends to sell or license

------------------
advice the Board received and also in part on ITT's experience with prior spinoffs, including the 1994 spinoff of Rayonier Inc. from Old ITT as well as the 1995 spinoff that resulted in the creation of the present ITT. Id. The Board concluded that the equity tender offer provides stockholders who wish to sell a portion of their shares with an opportunity to do so at a premium to recent market prices. Id. at 2. It provides stockholders who wish to increase their proportionate investment in ITT's three businesses with an opportunity to do so without incurring taxes by not participating in the equity tender offer. Id. It also affords stockholders an opportunity to dispose of shares without the usual transaction costs associated with a market sale. Id. The Board concluded that the debt reallocation will allocate ITT's indebtedness between ITT's hotels and gaming business and its telephone directories business in a manner that is appropriate for the credit capacity and capitalization requirements of each entity without abusing existing creditors. Id. at 2, 6.

8/ [REDACTED]. Employee reaction to Hilton's bid has been negative. Some Sheraton and Caesars employees believe that Hilton and Bally's are inferior hotel and gaming operators with less potential to compete and grow in the years ahead. Moreover, certain of ITT's key employees at the operating level have indicated their unwillingness to continue in their positions if the merger proceeds. Heinz Aff. Ex. 28 at 6.

9/ Only ITT as an independent entity can consummate such a tax-free spinoff; an acquiror in a taxable transaction (such as the transaction Hilton proposes) would be unable to undertake a tax-free distribution for a period of five years. Heinz Aff. Ex. 28 at 4-5.

the Sheraton brand name to HFS, a franchisor of multiple low-end hotel and motel brands. Not only have existing Sheraton franchisees expressed concern over this potential diminution in value of the Sheraton brand name and management expertise, but a number have, in fact, required "change-of-control" provisions as protection. 10/ Fifth, the Spinoff should protect the interests of ITT's Technical Institutes and their students. ITT's educational services subsidiary can be spun off without any risk of loss of accreditation and access to financial aid. By contrast, the Board concluded that consummation of Hilton's proposed transaction would result in a change of control of ITT Educational which, if not approved (and Hilton has not yet disclosed that it has even sought approval), could result in the suspension of access to certain federal financial aid for ITT Educational and its students and could result in the loss of accreditation for individual ITT Technical Institutes. Sixth, the Spinoff will maintain the existing number of independent competitors in the hotel and gaming business, both locally and nationally. This will provide more societal benefits than a Hilton acquisition. Seventh, the debt reallocation will protect the interests of ITT's bondholders and facilitate access to the debt capital markets by the newly independent companies on terms appropriate for their respective businesses. 11/ By contrast,

--------
10/ The Sheraton partners' concerns about the Hilton proposal are illustrated by a letter to Sheraton from Eugene Cenci, President of the Association of Sheraton Franchisees of North America (the "Association"). The Association was established independently of Sheraton and ITT and directly in response to Hilton's bid in order to evaluate the impact of the bid on Sheraton franchisees. See Bowman Aff. Ex. 1.

11/ Hilton's argument that the Plan will hurt ITT's creditors due to reduced ratings ignores the fact that in the Plan--unlike transactions engineered by Hilton's chief executive--existing debtholders will have the opportunity to receive a fair cash price rather than be forced to retain lower-rated debt. New debtholders will be aware of ITT's credit quality and will be able to negotiate appropriate terms. Moreover, despite its lower initial credit rating, Destinations' operational projections indicate that it will be able to pay down its debt and achieve investment grade in the near term. Bowman Aff. P. P. 39-45; Mistretta Aff. P. P. 3-5; Heinz Aff. Ex. 7 at 214-15.

the Hilton offer, especially in light of certain prior transactions, does not provide protection for bondholder interests. 12/

              The Spinoff is a dividend, which, as Hilton concedes (Mot. at 20), does not require a stockholder vote. NRS 78.215. See Section I.B, infra. Spinoff transactions are frequently implemented without a public stockholder vote. Johansen Aff. Ex. B, Attachment 1; Macey Aff. P. 7; Araskog Aff. P. 4. 13/ Contrary to Hilton's assertion (Mot. at 11), the Board is seeking to implement the Plan promptly, not in order to avoid a stockholder vote on the Plan, but, consistent with good business practice, to avoid market risks and other business problems that may result from any delay in implementation and to ensure that ITT, its stockholders and other constituencies receive the substantial benefits of the Plan as soon as possible. Bowman Aff. P. P. 34-36; Araskog Aff. P. 4; Heinz Aff. Ex. 7 at 56-58, 136-39, 143, 165-66, Ex. 8 at 218-20. That is what
ITT's financial advisors recommended. Heinz Aff. Ex. 9 at 51-52.

              The Plan was structured as a spinoff of ITT's hotels and gaming business rather than its telephone directories business for tax reasons. Steinberg Aff. P. P. 2, 34-35, 37, 40, 42; Bowman Aff. P. 30; Araskog Aff. P. 5; Heinz Aff. Ex. 5 at 215-16, Ex. 7 at 145-50, Ex. 28 at 5. 14/ The structure allows a substantially greater amount of debt in World Directories'

--------
12/ A recent press report, for example, states that "Hilton's chief executive has perhaps the worst reputation with bondholders of any corporate chief". Heinz Aff. Ex. 20. This reputation is based in large part on a spinoff in which Hilton's now chief executive was involved where the allocation of debt did not treat bondholders equitably.

13/ Hilton tries to make something of the fact that ITT had a stockholder vote before its 1995 spinoff. Mot. at 5, 11. However, that spinoff involved two amendments to the charter of Old ITT that required a stockholder vote; so the entire transaction was put to the vote at the same time. Araskog Aff. P. 4; Heinz Aff. Ex. 7 at 60-61. Moreover, the vote was advisory, in that the Old ITT Board reserved the right to proceed (without the charter amendments) if the stockholders voted against the spinoff. Araskog Aff. P. 4; Heinz Aff. Ex. 7 at 64, 67-68.

14/ Contrary to Hilton's assertion (Mot. at 9-10), it is not unusual for a spun-off entity to comprise the majority of a company's assets prior to the spinoff. Johansen Aff. Ex. B, Attachment 1. Indeed, that was the case when Old ITT spun off its hotels and gaming business and its insurance business in 1995--ITT Industries, Inc. was the "stub" company in that transaction for financial reasons. Bowman Aff. P. 31; Araskog Aff. P. 5.

overseas subsidiaries, thereby more closely matching liabilities with operating assets, without incurring adverse U.S. income tax consequences. Steinberg Aff.
P. P. 2, 37; Bowman Aff. P. 30. 15/ Thus, contrary to Hilton's argument (Mot. at
2), there was a tax "need to structure the transaction as a spinoff of hotels and gaming"; the structure was not chosen to "maximize the tax bill" (Mot. at 2). On the contrary, ITT was advised that the Spinoff will be tax-free. Steinberg Aff. P. P. 2, 5, Ex. 1; Heinz Aff. Ex. 5 at 272, Ex. 7 at 155-56. 16/ This opinion is reinforced by both the IRS ruling that Old ITT previously obtained on its 1995 spinoff and a subsequent IRS pronouncement, which together dispose of the principal issues regarding the Spinoff's tax-free status. Steinberg Aff. P. P. 11-16. 17/ Thus, an IRS ruling on the Spinoff's tax-free status is unnecessary. Steinberg Aff. P. 16; Heinz Aff. Ex. 7 at 156. 18/ ITT was also advised that the Spinoff will not create a tax impediment to a Hilton acquisition of Destinations. Steinberg Aff.

--------
15/ This structure also allowed ITT to sell up to 49.9% of the telephone directories business to an affiliate of Clayton, Dubilier & Rice, Inc. without jeopardizing the tax-free status of the Spinoff. Steinberg Aff. P. 40; Araskog Aff. P. 5; Bowman Aff. P. 32. At the time the Plan was announced, in order for a spinoff to be tax-free, 80% of the stock in the company that was being spun off had to be distributed to stockholders. Hilton's assertion (Mot. at 13) that ITT knew this law might subsequently change is irrelevant. At the time the Plan was announced, there was no guarantee that the law would change. Steinberg Aff. P. 40.

16/ [REDACTED].

17/ The principal issues with respect to the Spinoff's tax-free status are whether the distributing company and the spun-off entity have had "active trades or businesses" for the past five years and whether the Spinoff has a valid "business purpose". Steinberg Aff. P. P. 9-10. The ruling that Old ITT obtained for its 1995 spinoff confirmed that both the distributing company (Old ITT) and the spun-off entity (ITT) had had "active trades or businesses" for the prior five years. There has been no material change in ITT's business since 1995, and ITT's hotels and gaming subsidiary has clearly had an "active trade or business" for the past five years. Thus, the 1995 ruling is dispositive of this issue. Steinberg Aff. P. P. 12, 15-16. And IRS Rev. Proc. 96-30, issued in 1996, confirmed that "fit and focus" is a valid "business purpose". Since the Spinoff is clearly intended to enhance "fit and focus", that IRS pronouncement disposes of the "business purpose" issue. Steinberg Aff. P. P. 13-16; Heinz Aff. Ex. 6 at 13-15.

18/ Hilton's argument (Mot. at 11-12, 24) that it is improper to proceed without an IRS ruling is further belied by the fact that spinoffs are frequently implemented without prior IRS rulings (Steinberg Aff. P. P. 6, 19-20)--indeed, Hilton's counsel advised one of its clients to do exactly that in connection with the huge Boeing/Rockwell spinoff transaction. Id. P. 20.

P. 21, Ex. 1; Bowman Aff. P. 28; Joint Board Decl. P. 10; Heinz Aff. Ex. 7 at 170-71. Hilton's argument to the contrary (Mot. at 13-14) is clearly without merit. Among other things, it postulates that a Hilton acquisition could be regarded as part of the same "plan or series of transactions" as the Spinoff, which is absurd--ITT's Board has rejected Hilton's proposed acquisition, has voted to remain independent, has not engaged in discussions with Hilton with respect to Hilton's offer, and intends to proceed with the Plan despite Hilton's objections and regardless of what Hilton does. Steinberg Aff. P. P. 23-28 [REDACTED] Under these circumstances, if a Hilton acquisition were subsequently to be consummated, it is inconceivable that it could be regarded as linked to the Plan in any way. Steinberg Aff. P. P. 23-28. 19/

         ITT's Board approved the Plan, including the spinoff of Destinations, for compelling business reasons. Having done so, the Board was not only entitled but obliged to provide Destinations with the governance mechanisms that it believed in good faith to be in the best interests of the corporation. NRS 78.138(1); Macey Aff. P. 10. 20/ The Plan will include a classified board for Destinations because, as Hilton's counsel has acknowledged, classified

--------

      19/ Hilton's use of a hypothetical opinion from an advisor who has not been involved in the day to day practice of giving advice to clients on structuring transactions for 34 years (Steinberg Aff. P. 8) rather than an opinion from its own counsel speaks volumes about the bona fides of this argument. [REDACTED]. And Wachtell Lipton and Latham & Watkins refused to produce documents on their tax advice based on the attorney-client privilege. [REDACTED].

      20/ Numerous companies have adopted classified boards in connection with a spinoff. When Old ITT's forestry products subsidiary was spun off in 1994, the charter of the new company included a classified board. Johansen Aff., Ex. A, Attachment 2. And 52 of the 69 spinoffs with assets over $200 million that have been effected since 1992 have had classified boards. Johansen Aff., Ex. A, Attachment 2B. In 17 of these cases, the parent company did not have a classified board. Johansen Aff., Ex. A, Attachment 2A. Furthermore, model charter provisions prepared by Hilton's counsel for its clients include a classified board provision. See Heinz Aff., Ex. 24 at D-7. Contrary to Hilton's assertion (Mot. at 19 n.*), companies that have included classified boards in spun-off entities frequently set up the new entities with the same board of directors and the same management team. Johansen Aff. Ex. B, Attachment 2.

boards provide "important benefits". Heinz Aff., Ex. 23; Macey Aff. P. 7. 21/ Contrary to Hilton's assertion (Mot. at 19), it is relevant that classified boards have important benefits; that they are expressly authorized by Nevada law (NRS 78.330(2)) as well as the laws of many other states; and that classification of directors is common. 22/ In deciding whether a classified board would be in the best interests of Destinations, the Board considered the benefits provided by classified boards, the Nevada legislature's attitude to them, and the general practice in the industry. Joint Board Decl. P. 9; Heinz Aff. Ex. 28 at 11. The Board concluded that a classified board will give the board time to review a takeover proposal and study appropriate alternatives, and enhance the board's ability to resist an abusive takeover attempt or to negotiate a fair price

--------

      21/ As Hilton's counsel has written in "strongly urg[ing]" the adoption of legislation providing for the automatic classification of directors without a stockholder vote, a classified board provides "important benefits":

     "[Classification of directors] is a common practice that helps ensure the continuity and stability of ongoing policies and business strategies . . . [It] protects against the latest in abusive takeover tactics by corporate raiders--the combination tender offer and proxy fight, a one-two punch designed to oust a board of directors that opposes a tender offer. This tactic has one purpose--to enable a raider to force a company to accept a takeover bid or auction itself to the highest bidder. In other words, be murdered or commit suicide. This may please stock speculators, arbitrageurs, and some institutional investors, but it is a disaster for the employees of the company and the communities in which it lives.
                                      . . .

     "[A classified board] ensures that critical decisions about the future of a corporation are not made hastily. It protects against abusive takeovers. As shown in BTR's attempted takeover of Norton, a raider that uses a proxy fight can time its bid to deprive a company's board of reasonable time to pursue alternatives in the best interests of the corporation and all its constituencies. [A classified board] stops the raider from turning a regularly scheduled election of directors into a referendum on a hostile takeover. This abuse of the proxy process is as coercive and destructive as the junk bond frenzy of the 1980s." Heinz Aff., Ex. 23; see also id. Ex. 3 at 102-03.

      22/ Approximately 292 of the 500 companies comprising the Standard & Poor's 500 Stock Price Index, and 29 of the top 50 companies on Fortune Magazine's 1997 "Most Admired Companies" list, have classified boards. Heinz Aff. Ex. 28 at 12; see also id. Ex. 7 at 59, 99- 100. Classified boards are especially common in the hotel and gaming industry. Thus, 17 of the 25 largest hotel and gaming companies (including Hilton and Marriott) have classified boards. Johansen Aff., Ex. A, Attachment 3. [REDACTED]. Hilton tries to make something of the fact that a classified board was not included in ITT's charter in 1995. Mot. at 5. That omission was a mistake. Heinz Aff. Ex. 5 at 43-44, Ex. 6 at Dep. 25.

and appropriate protections for other constituencies. Macey Aff. Ex. A at 6; Heinz Aff. Ex. 9 at 136-38, Ex. 8 at 70, 73, 155, 214-15, Ex. 5 at 45, Ex. 6 at
122, Ex. 28 at 11. 23/ Although a classified board may under certain circumstances delay hostile takeover bids, neither the classified board nor any other aspect of the Plan will preclude successful completion of a hostile acquisition. Macey Aff. P. P. 12, 17-18; Heinz Aff. Ex. 8 at 69, 155, Ex. 5 at 45, Ex. 6 at 122, Ex. 7 at 198. As Hilton's counsel has written, classified boards "do not purport to, and will not prevent a hostile acquisition". Heinz Aff. Ex. 24 at 45. 24/ Stockholders will still have the power to propose and elect their own nominees for each class of directors, and in that manner change the board's composition. The Destinations board will be fully accountable to stockholders. Macey Aff. P. 17; Heinz Aff. Ex. 28 at 12. Indeed, the upcoming election will be a highly significant one for the Destinations board--if the stockholders were to elect four Hilton nominees to the board, Hilton would have a significant voice and would be able to exert considerable influence over the board's decisions. Macey Aff. P. 17.

      Thus, the Plan was approved for compelling business reasons--not, as Hilton asserts, to entrench the Board. 25/

--------

      23/ The Board also concluded that a classified board will ensure that, at any given time, a majority of directors have experience in the business, competitive affairs and regulatory environment of Destinations' hotel and gaming business. Macey Aff. Ex. A at 6; Heinz Aff. Ex. 28 at 11. This continuity and stability of management will be important in ensuring that Destinations' strategic plan is implemented in the manner that will best serve the interests of Destinations' stockholders and other constituencies, and that the stockholders and other constituencies reap the full benefit of steps already taken under the strategic plan, including substantial recent capital expenditures. Macey Aff. Ex. A at 6; Heinz Aff. Ex. 8 at 70, 155, 214-17, Ex. 28 at 11.

      24/ For example, a survey of hostile tender offers since 1992 indicates that out of a total of 29 tender offers made for target companies with classified boards, 12 (or 42%) were completed, and a further nine (31%) resulted in an alternative transaction; three such offers (10%) are still pending; and in only five (17%) did the target remain independent. Johansen Aff. Ex. A, Attachment 4F.

      25/ Hilton has failed to explain what motive the Board could have for entrenching itself, given that nine of the 11 members of the Board are independent outside directors (Heinz Aff. Ex. 11 at P. 9), and ITT's Chairman and President have been offered "generous" positions by Hilton's

    D. Hilton's Amended Offer.

      ITT's stockholders immediately recognized the compelling economic bases for the Plan. 26/ After the announcement of the Plan, ITT's stock price--which had traded above the offer price since the offer was announced--rose still further, as high as $68. 27/ Hilton's response to the Plan further confirmed its merits and amounted to a concession that the Plan will enhance ITT's value. [REDACTED]

      But Hilton's offer is still inadequate. On August 14, 1997, the ITT Board met to consider Hilton's amended offer and, after receiving advice from its financial and other advisors, determined that it is not in the best interests of ITT, its stockholders and other concerned constituencies. Heinz Aff. Ex. 31 at 2, Ex. 7 at 273-75; Araskog Aff. P. 3(b). 28/ ITT's financial

--------

Chairman (Araskog Aff. P. P. 3(e), 6; Heinz Aff. Ex. 1 at 32-33, 253). And Hilton's reliance (Mot. at 6) on a reported statement by Mr. Weadock, ITT's Senior Vice President in charge of Sheraton, is misplaced. Not only is this hearsay statement entitled to no weight (Bracco v. Lackner, 462 F. Supp. 436, 442 n.3 (N.D. Cal. 1978)), but Mr. Weadock is not on the ITT Board or even a senior officer of the company whose responsibilities include dealing with the Hilton bid. Moreover, this reported statement is perfectly consistent with a considered belief that the Hilton transaction is not in the best interests of ITT, its stockholders and other concerned constituencies--indeed, Mr. Weadock reportedly went on to indicate that he believed the Hilton offer was inadequate. In fact, Mr. Weadock's statement is similar to one that Hilton's own chief executive made in June, that "[t]his is the last job I'm going to have and it's the perfect job for me". Heinz Aff. Ex. 30.

      26/ Several stockholders did write to the Board. Mot. at 15. This was the result of a proxy solicitation by Hilton's counsel, who sent a form letter urging ITT stockholders to write to the ITT Board members, whose work addresses were provided. Moreover, despite Hilton's counsel's efforts, only 7-10% of ITT's stockholders actually did so. Heinz Aff. Ex. 5 at 302; see also id. Ex. 116.

      27/ [REDACTED] Contrary to Hilton's assertion (Mot. at 15), the fact that ITT's stock price has subsequently declined to around $63 per share does not reflect skepticism as to ITT's projections. ITT's projections are soundly based. Bowman Aff. P. P. 46-60; Kaplan Aff. P. 5; Heinz Aff. Ex. 9 at 192-95, Ex. 7 at 219, 224-28. [REDACTED]

      28/ The ITT Board also concluded that the amended offer is subject to the same uncertainties as the original offer with respect to (1) the value of the proposal, including the value of the consideration to be received by ITT's stockholders in the proposed merger, (2) the financing for the proposed transaction, and (3) whether Hilton would obtain the necessary regulatory approvals in connection with the proposed transaction. Heinz Aff., Ex. 31 at 3-4. In addition, there are continuing uncertainties about Hilton's plans for ITT--in particular, Hilton's plan to license the advisors studied the amended offer and determined that it was inadequate. Heinz Aff. Ex. 31 at 3, Ex. 9 at 108, 275-76. [REDACTED]29/ [REDACTED]30/

      However, despite the amended offer's inadequacy--even by Hilton's own calculations--Hilton will go no higher. [REDACTED] 31/ Moreover, Hilton's slate is committed to Hilton's $70 price, as it was to Hilton's $55 price, [REDACTED]. This slate would not solicit other offers for ITT. Heinz Aff. Ex. 10 at H004048. [REDACTED] This is what Hilton means when it says that the slate is pledged to "negotiate a merger with Hilton". Mot. at 16 (emphasis added). As Professor Macey explains, this serves to demonstrate the wisdom of a classified board for Destinations. Macey Aff. P. 17.

         ITT, despite Hilton's rhetoric of "broken faith", etc. (Mot. at 2), has used the time since the last hearing before this Court precisely as it said it would--to greatly enhance the present and potential value of an investment in ITT shares, to protect and advance the interests of ITT's employees, creditors, customers and communities, and to demonstrate that Hilton's $55 offer was inadequate and that the real purpose of Hilton's attempt to accelerate ITT's annual

--------

Sheraton brand to HFS or a similar low-end operator--and the potentially drastic consequences of an unapproved change of control of ITT's Technical Institutes. Id. Ex. 7 at 206-07, 217-18. The uncertainties as to value and financing have been apparent since Hilton first announced its offer eight months ago, and Hilton has done nothing to resolve them. Moreover, although Hilton applied for Federal Communications Commission and New Jersey gaming approvals in March and asserted in the prior litigation that these approvals would be granted in May, Hilton has not yet disclosed that these approvals have been granted.

      29/ [REDACTED]

      30/ [REDACTED] Thus, Hilton's reliance (Mot. at 10) on the fact that ITT's self-tender was priced at $70 is misplaced--obviously, ITT's self-tender did not include a control premium.

      31/ Thus, once again, the ITT Board, with the advice of its financial advisors, concluded that there is no point in talking to Hilton. Araskog Aff. P. 3(b); Heinz Aff. Ex. 7 at 201-05.

meeting was to stampede stockholders into an ill-informed vote for Hilton's bid. See Macey Aff. P. 17. 32/

      With this motion, Hilton is trying to prevent Destinations from obtaining a staggered board that would protect stockholders against its tactics. The makeweight "tax poison pill" argument is irrelevant. [REDACTED] Hilton's problem is that, as Professor Macey testifies, if a Hilton slate of four nominees were elected to Destinations' board in November, the Hilton directors would not be able simply to rubber-stamp any Hilton offer--rather, there would be tremendous pressure on Hilton to provide the best value for stockholders and to protect the corporation's other constituencies. Macey Aff. P. P. 17-18. That is what Hilton does not want, and what the staggered board will do.

                                    ARGUMENT

I. HILTON HAS FAILED TO SHOW THAT THE PLAN VIOLATES NEVADA LAW.

      Hilton asserts that (a) the Board is seeking to "entrench" itself, in violation of NRS 78.138(1) (Mot. at 7, 25 n. *), and that voting for Destinations' directors in a staggered board must be viewed as an "interference with shareholder voting" to be reviewed under Blasius (Mot. at 2) 33/; and (b) ITT will violate NRS 78.390. Hilton's claims are without merit.

--------

      32/ ITT never undertook to submit Hilton's bid to stockholders. ITT sought to prevent uninformed stockholder action. ITT has always understood that under Nevada law responsibility for dealing with a hostile bid rests primarily with the Board.

      33/ Hilton's breach of fiduciary duty claims are derivative, and therefore belong to ITT--not to an individual stockholder such as Hilton. See Buchanan v. Henderson, 131 B.R. 859, 865 (D. Nev. 1990), rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993); Friedman v. Mohasco Corp., 929 F.2d 77, 79 (2d Cir. 1991);
O'Neill v. Church's Fried Chicken, Inc., 910 F.2d 263, 267 (5th Cir. 1990); Kahn
v. Sprouse, 842 F. Supp. 423, 427 (D. Or. 1993) ("Unocal is not grounds on which to assert a direct action"); see also NRS Section 78.138 (requiring directors to exercise their powers "with a view to the interests of the corporation"). Thus, Hilton's claims are subject to the requirements of Fed. R. Civ. P. 23.1, which requires that the plaintiff "fairly and adequately represent the interests of the shareholders . . . in enforcing the right of the corporation." Since Hilton's interests as a tender offeror are "manifestly antagonistic" to the interests of the other ITT stockholders (see Baron v. Strawbridge & Clothier, 646 F. Supp. 690, 695 (E.D. Pa. 1986); Hall v. Aliber, 614 F. Supp. 473, 476
(E.D. Mich. 1985)), Hilton is not a proper derivative plaintiff. ITT's arguments on these issues are set forth more fully in its papers in support of its

    A. Hilton Has Failed To Show A Violation Of NRS 78.138(1).

      The ITT Board approved the Plan in good faith and with a view to the interests of the corporation. Joint Board Decl. P. P. 5-10. After receiving advice from its financial and other advisors, the Board concluded that the Plan would enhance the value of the corporation, and that implementation of the Plan would be in the best interests, long-term as well as short-term, of the corporation, its stockholders and other concerned constituencies. Id.; Heinz Aff. Ex. 28 at 1-8, 11-12.

      Hilton does not dispute the Board's authority to implement the Plan, which is confirmed by the Nevada statutory scheme:

   -- The business of a Nevada corporation "must be managed by a board of directors", which "has full control over the affairs of the corporation" (NRS 78.115, NRS 78.120(1));

   -- Directors must "exercise their powers in good faith and with a view to the interests of the corporation" (NRS 78.138(1));

   -- In performing their duties, directors may rely on financial and other advisors "as to matters reasonably believed to be within their professional or expert competence" (NRS 78.138(2)); and

   -- Directors "may resist a change or potential change in control of the corporation" if they determine that the change "is not in the best interest of the corporation", including "the interests of the corporation's employees, suppliers, creditors and customers", "the economy of the state and nation", "the interests of the community and of society", and "the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation" (NRS 78.138(3), (4)).

      Instead, Hilton makes conclusory assertions that the Board sought to entrench itself; it has failed to put forward evidence that, in approving the Plan, the Board did not act in good faith and with a view to the interests of the corporation, its stockholders and other concerned

-----------

motion to dismiss. See ITT Reply In Support Of Motion To Dismiss, at 9-12. Hilton's response that its Blasius claims are not derivative is irrelevant, since, as explained below, its Blasius claims are plainly without merit. See pp. 21-23, infra.

constituencies. 34/ Hilton simply ignores all the evidence of the real purpose of the Plan--to enhance stockholder value and to promote the interests of ITT's employees, creditors, customers and communities. Hilton also ignores the fact that all but two of ITT's directors are independent and that the Board has no motive to entrench itself. See n. 25, supra. 35/ Hilton has failed to show that the Board violated its fiduciary obligations under NRS 78.138(1). 36/

--------

      34/ Contrary to Hilton's assertions (Mot. at 23-24), the Board concluded in good faith, based on the advice of its qualified experts, that the Plan does not require a public stockholder vote and that it should be implemented promptly for compelling business reasons (see pp. 10-11, supra); that the Plan will not create a "tax poison pill" (see pp. 11-12, supra); and that Destinations' classified board will have important benefits and will not preclude a hostile acquisition of Destinations (see pp. 13-15, supra).

      35/ A majority of independent directors is a safeguard against the potential for self-interest. Unocal, 493 A.2d at 955; Polk v. Good, 507 A.2d 531, 537 (Del. 1986).

      36/ This disposes of Hilton's "entire fairness" argument (Mot. at 22-24). The ITT Board's actions in approving the Plan would not trigger "entire fairness" review unless Hilton could show that the Board had acted in bad faith with a view to entrenching itself, in violation of NRS 78.138(1). The "entire fairness" standard applies "when an actual conflict of interest that affects a majority of the directors approving a transaction is found". Heinz Aff. Ex. 24 at 6; see also Horwitz v. Southwest Forest Indus., Inc., 604 F. Supp. 1130, 1134 (D. Nev. 1985) ("entire fairness" standard applies where directors have a "self-interest in the transaction at issue"). "Such conflicts may arise in situations where the directors appear on both sides of a transaction, as in a management buyout, or derive a personal financial benefit that does not devolve generally upon the corporation and its stockholders". Heinz Aff. Ex. 24 at 7. By contrast, "[a] desire to maintain control of the corporation does not indicate that the directors acted in self- interest, unless that motive is the sole or predominant reason for their conduct". Horwitz, 604 F. Supp. at 1135 (citing to Whittaker Corp. v. Edgar, 535 F. Supp. 933, 950 (N.D. Ill. 1982) and Panter v. Marshall Field & Co., 646 F.2d 271, 297 (7th Cir. 1981)); see also Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 364 (Del. 1993) (rejecting contention "that `any' found director self-interest, standing alone and without evidence of disloyalty, is sufficient to rebut the presumption of loyalty of our business judgment rule"). Horwitz involved the issuance of "poison pill" warrants that plaintiffs argued entrenched management by, among other things, making the cost of a merger infeasible. The Court held that the directors' actions were likely legal in the absence of bad faith, of which there was no evidence. Hilton's other authorities are also inapposite. See Foster v. Arata, 325 P.2d 759, 765
(1958) (involved loan by directors to the corporation and the subsequent foreclosure and resale of the loan security); Drobbin v. Nicolet Instrument Corp., 631 F. Supp. 860, 880 (S.D.N.Y. 1986) (involved payments by acquiror to the target that would result in payments to the target's directors if the acquisition were successful); Technicolor, Inc., 634 A.2d at 358 n. 24 (director met with a would-be acquiror without telling the other directors, bought stock of the would-be acquiror while in possession of non-public information, and received a fee for helping to consummate the merger); Shoen v. Shoen, 804 P.2d 787, 790 (Ariz. Ct. App. 1990) (directors issued voting stock to certain key employees in an effort to ward off a tender offer); International Banknote Co.
v. Muller, 713 F. Supp. 612,

      Moreover, contrary to Hilton's argument (Mot. at 2), voting for directors in a staggered board cannot be viewed as an "interference with shareholder voting". First, the Blasius test 37/ does not apply unless the board's action is intended to, and does, "frustrate or completely disenfranchise a shareholder vote". Unitrin, Inc. v. American General Corp., 651 A.2d 1361, 1379 (Del. 1995); Stroud v. Grace, 606 A.2d 75, 91 (Del. 1992). Here, there is going to be a stockholder vote, 38/ and the Board is not trying to prevent it. ITT plans to have its annual meeting in November and Destinations will have its first annual meeting as soon as practicable after it is spun off--also in November if the Spinoff can be completed as ITT currently anticipates. At the ITT meeting and at the Destinations meeting, Hilton, or anyone else, will be able to run a slate of directors and stockholders will be fully empowered to choose that slate. The mere fact that board action may affect the stockholder vote in some way is not sufficient, especially when the board action has an economic purpose and when any defensive element is directed at an inadequate bid. Blasius does not apply unless there is complete stockholder disenfranchisement. Unitrin, 651 A.2d at 1379; Stroud, 606 A.2d at 91; see also

--------

625-26 (S.D.N.Y. 1989) (board sought to entrench itself); A. Copeland Enter. Inc. v. Guste, 706 F. Supp. 1283, 1290-91 (W.D. Tex. 1989) (same).

      37/ Blasius's concept of an unintended violation of the duty of loyalty (564 A.2d at 66) is inconsistent with NRS 78.138(1) and is not the law of Nevada. Blasius, as applied in Shoen, 885 F. Supp. at 1344, requires, among other things, a showing of bad faith and is, in effect, a specific application of the "good faith" requirement in NRS 78.138(1).

      38/ Hilton also argues (Mot. at 17) that its alleged tax "poison pill" triggers Blasius. But that argument is obviously a makeweight. There is no tax "poison pill". See pp. 11-12, supra. And even if there was, the Board clearly did not intend to create one--the Board concluded in good faith, based on the advice of its qualified experts, that the Plan would not create a tax impediment to a Hilton acquisition of Destinations. Blasius does not apply unless the Board's "primary purpose" was to disenfranchise stockholders. In any event, Hilton has failed to show that the alleged tax "poison pill" would "frustrate or completely disenfranchise a shareholder vote". It is not sufficient to assert, as Hilton does, that Hilton may choose not to proceed with its offer because of this risk. On that logic, every defensive measure taken in response to a hostile bid would be reviewed under Blasius's "compelling justification" standard. That is plainly not the law, even in Delaware. None of Hilton's cases is to the contrary--they all involved conduct that clearly interfered with a stockholder vote. See n. 40, infra.

Shamrock Holdings, Inc. v. Polaroid Corp., 59 A.2d 278, 285-86 (Del. Ch. 1989) (Blasius proscribed conduct that "effectively precluded the election of directors"). 39/

      Second, the stockholder franchise was not even engaged when the Board adopted the Plan. As this Court held, ITT has not yet set its annual meeting, nor is it required by Nevada law or its by-laws to conduct that meeting before November 1997. Hilton Hotels Corp. v. ITT Corp., 962 F. Supp. 1309, 1311 (D. Nev. 1997), aff'd, 1997 WL 345963 (9th Cir. June 19, 1997); see Stahl v. Apple Bancorp., Inc., 579 A.2d 1115, 1123 (Del. Ch. 1990) ("The franchise process can [not] be said to be sufficiently engaged before the fixing of this meeting date to give rise to th[e] possibility" of an inequitable manipulation of the franchise).

      Third, Blasius does not apply because Hilton cannot show that the Board's "primary purpose" is to disenfranchise stockholders. Blasius, 564 A.2d at 658, 660-61; Stroud, 606 A.2d at 92; Unitrin, 651 A.2d at 1379; Stahl, 579 A.2d at
1122; Shamrock, 559 A.2d at 285; Williams v. Geier, 671 A.2d 1368, 1376 (Del.
1996). There is no evidence that the Board adopted the classified board with the purpose of disenfranchising stockholders, nor any basis to

--------

      39/ Hilton's argument that "[t]he test is not whether the board's action `precludes' the shareholders from exercising their franchise" (Mot. at 19) contrasts starkly with Hilton's counsel's argument in Kidsco Inc. v. Dinsmore, 674 A.2d 483 (Del. Ch. 1995) that:

      "Blasius, Schnell and their progeny all involve board action that is preclusive of a stockholder vote (i.e., makes it practically or clearly impossible for the challenger to win). Blasius and Schnell have never been applied where, as here, the board's action affects stockholder voting rights or procedures but does so (a) in a non-preclusive fashion, and (b) before proxies are solicited or a meeting date set." Heinz Aff. Ex. 33 at 11.

Hilton's counsel argued further that, absent "complete stockholder disenfranchisement", Unocal applies, "not . . . some form of more heightened standard":

      "Stroud announced the universal applicability of the traditional Unocal proportionality analysis to all board action `interfering' with the franchise in response to a hostile bidder that launches both a proxy contest and a tender offer, except where there is complete stockholder disenfranchisement. . . . [The] Supreme Court's opinions in Stroud and
      Unitrin . . . make clear that non-preclusive board action that affects a proxy contest is judged under Unocal, not under some form of more heightened standard." (Emphasis in original.) Heinz Aff. Ex. 32 at 32, 35.

infer such a motive. 40/ To the contrary, the Board approved the Plan--including the spinoff of Destinations--for compelling business reasons. Having done so, the Board was obliged to provide Destinations with the governance mechanisms that it believed in good faith to be in the best interests of the corporation. NRS 78.138(1). The Board concluded in good faith, based on the advice of reputable experts--including Hilton's counsel--that classified boards have "important benefits" (Heinz Aff. Ex. 23); that they are completely consistent with widely prevailing practice in the hotel and gaming industry, as well as more generally; and that they "do not purport to, and will not prevent, a hostile acquisition" (Heinz Aff. Ex. 24 at 45). The Board approved the classified board because it concluded that it will foster continuity and stability of management--which will facilitate the implementation of ITT's refined strategic plan, including the Plan itself--it will increase Destinations' leverage in the face of hostile takeover attempts, and it will help to ensure that ITT's stockholders and other constituencies reap the full benefits of the actions taken by the Board pursuant to its refined strategic plan. See pp. 13-15, supra. 41/

--------

      40/ Hilton's contrary arguments (Mot. at 16-17) are without merit--stockholders have no right to vote on the Plan, there is no "tax poison pill", and a staggered board is not unlawful. Thus, Hilton's cases (Mot. at 18-20) are inapposite. NCR Corp. v. AT&T, 761 F. Supp. 475 (S.D. Ohio 1991) was not even a Blasius case--the court applied Unocal, not Blasius. See n. 56, infra. And the statement on which Hilton relies (Mot. at 20 n.*) was made in the context of the court's discussion of irreparable harm, not the standard of review applicable to the board's conduct. Id. at 501. Moreover, both NCR and Hilton's other authorities all involved conduct the "primary purpose"--indeed the only purpose--of which was to preclude a stockholder vote. See NCR, 761 F. Supp. at 499-500; Shoen, 885 F. Supp. at 1344; Blasius, 564 A.2d at 658; IBS Financial Corp. v. Seidman & Assocs., 954 F. Supp. 980, 984 (D.N.J. 1997). Unlike the Plan, the Board's conduct in each of these cases had no independent economic purpose or effect. And unlike the Plan, these actions did not enhance stockholder value.

      41/ Even if the Board's primary purpose had been to respond to Hilton's hostile bid, under Delaware law Unocal, not Blasius, would apply. See Kidsco, 674 A.2d at 493 ("because the [challenged action] was a defensive response to a hostile takeover bid, its validity must be determined under the Unocal/Unitrin standard, and . . . the `compelling justification' standard called for by Blasius is not applicable"); Williams, 671 A.2d at 1376 (where Board's purpose was to promote long-term planning and discourage hostile takeovers, Blasius did not apply). Blasius itself was not a takeover case. It involved a simple proxy contest, not a proxy contest tied to a hostile tender offer. See Shoen, 885 F. Supp. at 1341 n.22 ("a hostile tender offer is not the same thing as a shareholders' vote against incumbent management"); Stahl, 579 A.2d at 1124 (in the "special situation in which the proxy contest [is] tied to a tender offer", the Board

   B. Hilton Has Failed To Show A Violation of NRS 78.390.

      The Comprehensive Plan involves, among other things, a distribution of Destinations stock to ITT shareholders as a dividend. Hilton does not dispute that this spinoff is a dividend. And the ITT Board does not need a shareholder vote in order to declare a dividend. Even Hilton concedes that NRS 78.215 "authorizes boards to declare dividends without a shareholder vote". Mot. at 20.

      That concession should have meant the end of Hilton's argument (Mot. at 20) that "Nevada law requires a shareholder vote on the Plan". Hilton's argument that ITT is violating NRS 78.390 because it is "insert[ing] a staggered board provision in its charter . . . without a shareholder vote" (Mot. at 20) is wrong for at least three reasons.

      First, ITT is not amending its charter. Instead, ITT is creating Destinations, a new corporation that will be spun off to ITT's stockholders as a dividend, which will have a staggered board. ITT's charter will not be amended; its board will not be staggered. NRS 78.390 is not implicated.

---------

may be entitled to take stronger action to protect the stockholders' interests then where the Board "simply face[s] a prospective proxy contest"). As we show in the Unocal discussion (see p. 27, infra), the Plan satisfies the Delaware test. The business justifications for the Plan are compelling even without regard to the Hilton bid; and when the threats posed to ITT, its stockholders and other constituencies by Hilton's inadequate and coercive offer are taken into account, the justification for the Plan--including the classified board--is even more compelling.

      In addition, it is clear law in Delaware that a board may adopt antitakeover devices such as a stockholder rights plan in response to a tender offer, so long as the board's action meets the Unocal test. Moran v. Household Int'l, Inc., 500 A.2d 1346, 1357 (Del. 1985). And the board may adopt such devices even if it already has a classified board. See In Re Santa Fe Pacific Corp. Shareholder Litig., 1995 Del. Ch. LEXIS 70 (Del. Ch. 1995), *33 (at time hostile bid was commenced, target had classified board (see Heinz Aff. Ex. 27); target subsequently adopted rights plan). Logically, therefore, even in Delaware the board should be able to adopt a classified board in response to a tender offer whether or not it already has other antitakeover defenses in place, as long as the board's action meets the Unocal test--the effect is identical, regardless of the order in which the defenses are adopted. Hilton's condemnation of the classified board provision as a violation of stockholder rights also contrasts with the Shareholder Plaintiffs' response to this provision in its initial filing: although they "do not necessarily endorse this provision, as a whole the Comprehensive Plan better serves the interests of ITT's shareholders when compared to the Hilton Offer". Shareholder Pltfs. Mem. at 6 n.4.

      Second, Hilton's argument that Nevada law requires the Court to "harmonize" the statute's provisions (Mot. at 20-22) is wrong. NRS 78.390 and NRS 78.215 are perfectly "harmonious". In fact, it is Hilton's argument that writes a statutory provision on dividends (NRS 78.215) and ITT's power to adopt the charter of a subsidiary out of the statute. And Hilton's argument is that "harmony" can be found in an intent of the Nevada legislature to facilitate inadequate offers. That is the "absurd result". 42/ Thus, contrary to Hilton's assertion (Mot. at 20), ITT does not need to rely on the doctrine of independent legal significance--indeed ITT has never even mentioned this doctrine.

      Third, Hilton is wrong that Nevada law would not adopt Delaware's approach to independent legal significance, which provides that if the statutory requirements of a corporate action are satisfied that action is valid and it is not relevant that the action could have been taken in another form, or has a similar effect to a different action, with different statutory requirements. Orzeck v. Englehart, 195 A.2d 375, 377 (Del. 1963). As Hilton asserts (Mot. at 25, 28), Nevada generally follows Delaware, as long as the statutory schemes are similar (which they are with respect to the voting requirements for a dividend, a spinoff and a charter amendment). Curiously, on this one issue Hilton asserts that Missouri provides more relevant guidance than Delaware.

II. HILTON'S RELIANCE ON DELAWARE LAW IS MISPLACED.

   A. Unocal and Revlon Are Not The Law Of Nevada.

      Unocal is not the law of Nevada. Under Nevada law, Hilton must show that the directors acted in bad faith, not that the Board's actions did not comport with some

--------

      42/ Contrary to Hilton's suggestion that the classification of directors without stockholder approval is inconsistent with the statutory scheme, the statute expressly authorizes the classification of directors pursuant to the by-laws (NRS 78.330(2))--and the Board is authorized to make and amend the by-laws without stockholder approval. See NRS 78.120(2); ITT By-laws, Article 13.

reasonableness standard such as that articulated in Unocal. NRS 78.138(1). 43/ In enacting NRS 78.138(1), the Nevada Legislature considered, and rejected, any requirement that directors must exercise their powers pursuant to a "reasonably prudent director" standard of care. See the Affidavit of Robert M. Sader (Heinz Aff. Ex. 26). 44/ When NRS 78.138(1) was passed, the Legislature "did not intend to subject the board of directors' actions to an `objectively reasonable' standard of judicial review [such as Delaware's Unocal standard], opting instead for review solely for compliance with the statutory requirement that the directors act in subjective good faith and with a view to the interests of the corporation. In adopting [NRS 78.138(1)], it was the Legislature's intent to distinguish and disavow standards adopted in other jurisdictions, which impose other degrees of scrutiny of directors' decisions in takeover and non-takeover situations." Id. at 6; see also Keith P. Bishop, Nevada Corporation Law & Practice, Section 7.15 at 173-74 (1993). In every other state with a statute similar to Nevada's, where the statute has been interpreted, the courts have concluded that this form of statute eliminates the "reasonably prudent director" standard. See, e.g., WLR Foods, Inc. v. Tyson Foods, Inc., 65 F.3d 1172, 1184-85 (4th Cir. 1995), cert. denied, 116 S. Ct. 921 (1996). 45/

         Similarly, Revlon is not the law of Nevada. In addition to the fact that NRS 78.138(1) makes "good faith" the measure of a board's performance of its duties to the corporation, the Revlon doctrine is inconsistent with the Board's authority to consider a variety

--------

      43/ Contrary to Hilton's assertion (Mot. at 25), the general principle that Nevada follows Delaware law obviously does not apply where the statutes are different.

      44/ Hilton seeks to rely (Mot. at 25 n.*) on arguments it made with respect to the Sader affidavit and the Unocal doctrine in its opposition to ITT's motion to dismiss. ITT's responses to those arguments are set forth in its reply brief in support of its motion to dismiss (at 22-23).

      45/ By contrast, Hilton's authorities from other jurisdictions (Mot. at 25) are inapposite since they do not involve a statutory provision similar to NRS 78.138(1)--Missouri and Wisconsin do not have comparable provisions, and Florida, Indiana, Michigan and Oregon's statutes all contain an express "ordinarily prudent person" standard. Fla. Stat. Ann. Section 607.0830; Ind. Code Ann. Section 23-1-35-1; Mich. Stat. Ann. Section 21.200 (541a); Or. Rev. Stat. Section 60.357.

of interests other than the short-term interests of stockholders in exercising its powers, including in response to a hostile tender offer. NRS 78.138(3), (4). Contrary to Hilton's assertion (Mot. at 25 n.*, 28 n.*), Delaware law does not, like Nevada law, permit broad consideration of the interests of other constituencies in responding to a hostile takeover attempt. The Revlon court held that such interests could only be considered "provided there are rationally related benefits accruing to the stockholders". Revlon, 506 A.2d at 182. 46/ Moreover, Revlon's mandate that, after the Board has decided to sell the corporation, it may no longer take these interests into account and may only consider the short-term interests of stockholders in securing the best price (id.), 47/ is flatly inconsistent with Nevada law. NRS 78.138(3) makes clear that the Board may consider the interests of other constituencies in exercising its powers at any time; this authority does not end if and when the corporation is put up for sale. 48/

--------

      46/ See M. Lipton and E. Steinberger, Takeovers And Freezeouts (1995) at 5A-40; see also Stahl v. Apple Bancorp, Inc., 579 A.2d 1115, 1124 n.9. (Del. Ch.
1990) (noting that the traditional Delaware model of the nature of the corporation, which sees shareholders as "owners", limits consideration of other constituencies' interests).

      47/ The Revlon court held that the target's board breached its duty of loyalty to stockholders by seeking to protect the interests of noteholders. Id.

      48/ Contrary to Hilton's assertion (Mot. at 28 n.*), the District Court of Pennsylvania, with its decision in Norfolk Southern Corp. v. ConRail, Inc., C.A. No. 96-7167 (D. Pa. Nov. 19, 1996), is not the only court to have rejected Revlon. See Stepak v. Schey, 553 N.E.2d 1072, 1078 (Ohio 1990) ("[T]he directors are not held to a duty to the shareholders to obtain, like an auctioneer, the highest price possible for their shares of the corporation. The law of the State of Delaware to that effect as pronounced in Revlon is not applicable in Ohio.") The Pennsylvania and Ohio statutory provisions relied on in Norfolk and Stepak respectively are similar to the Nevada statute. Ohio Rev. Code. Ann. Section 1701.59(E); 15 Pa. Con. Stat. Ann. Sections 1715 et seq. (1995). By contrast, all of the authorities that Hilton relies on from other jurisdictions (Mot. at 18 n.*) are inapposite, since none of them involved such a statute. Virginia and Michigan do not have "multiple constituency" statutes, and Tennessee's statute only provides that directors may consider the interests of multiple constituencies if their charter so provides. Tenn. Code Ann. Section 48-35-204.

   B. Hilton Has Failed To Show That The Plan Would Violate Delaware Law.

      1. The Plan would meet the Unocal test.

      Under Delaware law, although directors' actions are normally accorded deference by the courts pursuant to the "business judgment" rule, there are "limited situations" in which directors' actions are subject to "enhanced scrutiny", which "include the adoption of a defensive mechanism in response to an alleged threat to corporate control or policy." Heinz Aff. Ex. 24 at 3; see Unocal, 493 A.2d at 955. 49/ In Unitrin, the Delaware Supreme Court held that "the nature of the threat associated with a particular hostile offer sets the parameters for the range of permissible defensive tactics". Unitrin, 651 A.2d at 1384; see also Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989). 50/

      Hilton's offer poses all three types of threat identified in Unitrin with respect to stockholders. First, Hilton's offer is inadequate and its value uncertain--[REDACTED]. 51/ There is a significant risk of substantive coercion. Second, the value of the back-end of Hilton's offer--

--------

      49/ The Unocal test is two-pronged: first, "the board must show that it had `reasonable grounds for believing that a danger to corporate policy and effectiveness existed', which may be shown by the directors' good faith and reasonable investigation; and, second, the board must show that the defensive measure chosen was `reasonable in relation to the threat posed', which may be demonstrated by the objective reasonableness of the course chosen". Heinz Aff. Ex. 24 at 6 (quoting Unocal, 493 A.2d at 955). "If the board can establish both prongs of the Unocal test, their actions receive the protections of the business judgment rule". Id.

      50/ The court identified three types of threat that may be posed by hostile tender offers, namely (a) substantive coercion ("the risk that shareholders will mistakenly accept an underpriced offer because they disbelieve management's representations of intrinsic value"); (b) structural coercion ("the risk that disparate treatment of non-tendering shareholders might distort shareholders' tender decisions"); and (c) opportunity loss ("[where] a hostile offer might deprive target shareholders of the opportunity to select a superior alternative offered by target management [or, we would add, offered by another bidder]"). Unitrin, 651 A.2d at 1384; see also Paramount, 571 A.2d at 1153.

      51/ Hilton's reliance (Mot. at 25) on the fact that its price is the same as ITT's self-tender price fails because the self-tender price obviously did not include any control premium. Kaplan Aff. P. 7. The Delaware law on which Hilton purports to rely holds it to be a "basic precept of corporate law" that when controlling shareholders sell their shares, they "have a right to . . . capture and retain a control premium". Thorpe v. Cerbco, Inc., 676 A.2d 436, 442 (Del.
1996); see also Cheff v. Mathes, 199 A.2d 548, 555 (Del. 1964).

the proposed merger--is uncertain. This poses a risk of structural coercion--stockholders may feel compelled to tender their stock for fear of receiving less consideration in the merger. 52/ Third, especially since it will take some time for ITT's stock price to reflect the increased value resulting from the actions taken by the Board, including the benefit of ITT's recent capital expenditures, if Hilton is allowed to proceed with a merger before ITT's real value is reflected in its stock price, there is a risk of opportunity loss--Hilton, not ITT's stockholders, will realize the increased value.

      In addition, Hilton's offer and proposed merger poses substantial threats to ITT's corporate policy and effectiveness and to the interests of ITT's other concerned constituencies, including ITT's employees, creditors, and customers, and the economies and communities in which ITT operates. See pp. 8-10, supra. In Nevada, unlike Delaware, threats to those constituencies are given as much weight as the threats to stockholder interests identified in Unitrin. See NRS 78.138(3), (4). 53/

      Given that Hilton's offer poses significant cognizable threats, Unitrin next requires the Delaware court to "engage in a two-step process" to "determine whether the defensive steps were `coercive or preclusive'" and "if the defensive steps were not `coercive or preclusive'" to

--------

      52/ Hilton's argument (Mot. at 25-26) that if its bid is coercive then ITT's self-tender is more coercive is absurd. Obviously, ITT's self-tender does not involve a potential change of control and does not pose any threat to ITT's stockholders or other constituencies--and Hilton does not argue that it does.

      53/ Thus, under Nevada law a board could act properly to defeat an offer that--unlike Hilton's--was adequate for stockholders if the corporation's other constituencies would be damaged by the transaction. Hilton simply ignores most of these other constituencies. And Hilton's argument (Mot. at 26) that the Sheraton owners and franchisees will not be adversely affected by a Hilton acquisition is contradicted by the owners and franchisees themselves. Bowman Aff. Ex. 1; see n. 10, supra.

"determine whether the defensive conduct falls within a `range of reasonableness'". Heinz Aff., Ex. 24 at 14. 54/

      The Plan is not "coercive or preclusive". The test is whether the Board's action "would only inhibit [the offeror's] ability to wage a proxy fight and institute a merger or whether it was, in fact, preclusive". Unitrin, 651 A.2d at 1388. Contrary to Hilton's assertion, the Plan will not create a tax "poison pill"--and it certainly was not intended to. See pp. 11-12, supra. Nor, as Hilton's counsel has acknowledged, will the classified board preclude a hostile acquisition of Destinations. See pp. 14-15, supra.

      Since the Board's actions are not preclusive, "the Unocal proportionality test requires the focus of judicial scrutiny to shift to `the range of reasonableness'". Unitrin, 651 A.2d at 1388. 55/ The Plan is easily within the "range of reasonableness". First, the Plan is within the Board's general power to manage the corporation under NRS 78.120(1), and the classified board provision is expressly authorized under NRS 78.330(2). See Unitrin, 651 A.2d at 1389 (court should consider whether action "is a statutorily authorized form of business decision which a board of directors may routinely make in a non-takeover context"). The separation of ITT's three unrelated businesses was contemplated both by ITT and outsiders well before Hilton made its bid. See p. 6, supra. There are compelling business justifications for the Plan without regard to the Hilton bid, and the Board intends to pursue the Plan even if Hilton withdraws its bid. See

--------

      54/ Moreover, if the Unocal test were to be imported into Nevada law, despite the plain language of NRS 78.138, the inquiry should be limited to whether the Board in good faith believed that its action was not preclusive or coercive and was within the range of reasonableness and whether it was reasonable for the Board to rely on the advice of its experts with respect to those matters. Otherwise, NRS 78.138(1) and NRS 78.138(2) would effectively be read out of the statute. The Board plainly believed in good faith that its action was not preclusive or coercive and was within the range of reasonableness. Moreover, Hilton cannot seriously question the qualifications of ITT's experts or that the Board was entitled to rely on their advice.

      55/ The test is not whether the Board's action was "necessary" to protect the relevant constituencies, but simply whether it was "within a range of reasonableness". Unitrin, 651 A.2d at 1385-86, 1388; see also Heinz Aff. Ex. 24 at 15.

pp. 8-9, supra. Thus, it would be illogical if the Board could not pursue the Plan now, particularly given the threats to ITT posed by the Hilton bid. Second, in approving the Plan, the Board relied on its financial and other advisors as to matters within their professional or expert competence. See NRS 78.138(2). Third, the Board was seeking to balance numerous diverse interests--including not only the short-term and long-term interests of stockholders, but also the interests of ITT's other statutorily-recognized constituencies. See NRS 78.138(3), (4). Fourth, the Board and its advisors sought to tailor the Plan to the threats posed. See Unitrin, 651 A.2d at 1389 (court should consider whether board's action "was limited and corresponded in degree or magnitude to the degree or magnitude of the threat"). For example, the equity tender offer provides stockholders with an immediate opportunity to realize a portion of their investment at a premium to recent market prices. See Unitrin, 651 A.2d at 1389 (court should consider that "with the Repurchase Program, the Unitrin Board properly recognized that all shareholders are not alike, and provided immediate liquidity to those shareholders who wanted it").

         In short, this is a prime example of a case in which the "judicial restraint" called for by Unitrin (651 A.2d at 1388) under Delaware law is appropriate. Given the Nevada legislature's enactment of NRS 78.138, such restraint is even more appropriate in this case. 56/

--------

      56/ Hilton's cases are inapposite. In NCR Corp. v. AT&T, 761 F. Supp. 475 (S.D. Ohio 1991), the target board approved an employee stock ownership plan ("ESOP") which contained preferred stock voting provisions that would have prevented a fair election of directors. The court, applying Unocal, held that there was no evidence that the offer was inadequate or that it posed any other threat to corporate policy and effectiveness--thus, the ESOP failed the first part of the Unocal test. Id. at 499. Moreover, the court went on to hold that the ESOP would not have been a rational response even if there had been such a threat, because the board did not exercise informed judgment in adopting the
ESOP: the board failed to seek a fairness opinion, obtained a hasty legal opinion, failed to consult benefits experts, failed to familiarize itself with the tax and accounting issues, failed to consider how the ESOP would be received by employees, and relied on manifestly unreliable advice as to the effect the ESOP would have on the election of directors. Id. In addition, the ESOP was unfair to common shareholders. Id. The court concluded that, in these circumstances, the ESOP was designed primarily to entrench the board. Id. at
500. In AC Acquisitions Corp. v. Anderson, Clayton & Co., 519 A.2d 103, 113 (Del. Ch. 1986), the target intentionally structured a self-tender so that following the self-tender the market price would drop dramatically, injuring any non-tendering shareholder. In Mills Acquisition Co. v. MacMillan, Inc., 559 A.2d 1261, 1266-78 (Del. 1989), the board had been manipulated by the

      2. Under Delaware law, Revlon duties would not apply.

      Under Delaware law, Revlon duties are triggered by "transactions involving a sale of control of the corporation". Heinz Aff. Ex. 24 at 6; see Paramount Communications, Inc. v. QVC Network Inc., 637 A.2d 34, 44 (Del. 1994) (Revlon duties are triggered by "the approval of a transaction resulting in a sale of control"); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1150 (Del. 1990) ("the pivotal question" in deciding whether Revlon duties arise is whether the target "put itself up for sale"). 57/

      Hilton relies (Mot. at 28) on the Revlon scenario that is triggered when "in response to a bidder's offer, a target abandons its long-term strategy and seeks an alternative transaction involving the breakup of the company". Time, 571 A.2d at 1150; In re Santa Fe Pacific Corp. Shareholder Litig., 669 A.2d 59, 71 (Del. 1995). But that "break-up" scenario is just one form of a sale or change of control--in other words, a sale or change of control is a predicate for such a "break-up". See Santa Fe, 669 A.2d at 71. Indeed, Revlon itself expressly equated the "break-up" of a company with a "sale". Revlon, 506 A.2d at
182. Similarly, the court in Time stated that the event that triggered the duty to auction in Revlon was the target board's contemplation of `a bust-up' sale of assets" (571 A.2d at 1150), and went on to hold:

      "If, however, the board's reaction to a hostile tender offer is found to constitute only a defensive response and not an abandonment of the corporation's continued existence, Revlon duties are not triggered, though Unocal duties attach". Id. at 1150-51.

--------

target management--among other things, management had presented false information to the board, worked illicitly with the board's analysts and tipped off favored bidders. And Grand Metropolitan plc v. Pillsbury Co., 558 A.2d 1049 (Del. Ch. 1988) was a "poison pill" case. After requiring redemption of the pill--because, among other things, the offer did not pose a cognizable threat--the court concluded that the proposed spinoff had to be enjoined too or "chaos" would result. Id. at 1061.

      57/ Similarly, the authorities that Hilton relies on from jurisdictions other than Delaware confirm that Revlon duties are triggered "[o]nce it becomes apparent that a takeover target will be acquired by new owners, whether by an alleged `raider' or by a team consisting of management and a `white knight'" (Edelman v. Fruehauf Corp., 798 F.2d 882, 886-87 (6th Cir. 1986); Bayberry Assocs. v. Jones, 783 S.W.2d 553, 561 (Tenn. 1990)); and that these duties "arise[ ] only if the sale of the corporation is inevitable" (Bayberry, 783 S.W.2d at 561).

      Contrary to Hilton's disingenuous mischaracterization (Mot. at 29), neither the Plan nor any of the other transactions ITT has entered into recently involves a sale or "break-up" of ITT. The Plan involves the widely applauded separation of ITT's hotels and gaming, educational services and telephone directories businesses into distinct, publicly-traded entities, in each of which ITT's stockholders will hold shares. Thus, after implementation of the Plan, with the exception of a value-enhancing sale of a minority interest in ITT's telephone directories business (to an affiliate of Clayton, Dubilier & Rice, Inc. after stockholder approval and pursuant to a contract with a customary "fiduciary out"), all of ITT's businesses will continue to be owned, as now, by ITT's stockholders. Moreover, the separation of ITT's telephone directories and educational services businesses has been under contemplation since well before Hilton made its offer, and is consistent with ITT's long-term strategic plan to focus on hotels and gaming. See pp. 5-6, supra.

      Under Delaware law, that is clearly not sufficient to trigger Revlon duties. See Tomczak v. Morton Thiokol, Inc., Civ. No. 786, 1990 WL 42607, at *15 (Del. Ch. Ap. 5, 1990) (sale of one of four corporate divisions does not trigger Revlon duties).

III. HILTON HAS FAILED TO SHOW IRREPARABLE HARM.

      Hilton's argument that an injunction must issue in order to prevent the frustration of the ITT stockholders' vote (Mot. at 29-30) is wrong. The Plan does not require stockholder approval. See Section I.B, supra. There is no tax "poison pill"--and even if there was, that would have nothing to do with the stockholder vote. 58/ See Section I.A, supra. And Destinations' classified board will not "frustrate or completely disenfranchise a shareholder vote".

--------

      58/ The fact that there is no tax "poison pill" also disposes of Hilton's argument (Mot. at 30-31) that Hilton will suffer irreparable harm because of a tax "poison pill".

See id.. Thus, "there is no impairment of the shareholder franchise in this case". Hilton v. ITT, 962 F. Supp. at 1311; Stahl, 579 A.2d at 1123. 59/

      Hilton's further argument that additional time will adversely affect the viability of its offer (Mot. at 30) is unsupported. 60/ [REDACTED] Moreover, the mere fact that Destinations' classified board may delay an acquisition cannot constitute cognizable harm in Nevada, since that is precisely what classified boards are designed to do and, in Nevada, classified boards are expressly authorized by statute. NRS 78.330(2). 61/

      In addition, Hilton's claim of irreparable harm is belied by its conduct in this case. Immediately after ITT announced the Plan, Hilton threatened to sue. But Hilton took no action until it was required to respond to ITT's request for a speedy hearing, when it asked this Court

--------

      59/ Hilton's authorities are inapposite. In Shoen v. Amerco, 885 F. Supp. 1332, 1344 (D. Nev. 1994), International Banknote Co., Inc. v. Muller, 713 F. Supp. 512, 623 (S.D.N.Y. 1989), ER Holdings, Inc. v. Norton Co., 735 F. Supp. 1094 (D. Mass. 1990), AHI Metnall, L.P. v. J.C. Nichols Co., 891 F. Supp. 1352, 1359 (W.D. Mo. 1995), Beztak Co. v. Bank One Columbus, N.A., 811 F. Supp. 274, 284 (E.D. Mich. 1992), and NCR Corp. v. AT&T, 761 F. Supp. 475, 499-500 (S.D.
Ohio 1991), the enjoined Board action violated either the applicable law, the bylaws, or the Board's fiduciary duties and deprived stockholders of their right to vote their shares. Here, the ITT Board's action is entirely consistent with Nevada law and the Board's fiduciary duties and does not interfere with the stockholder franchise in any way.

      60/ Hilton must demonstrate specific harm flowing from delayed consummation of its offer--simply asserting that "delay always hurts suitors" is not enough to prove harm. See Georgia-Pacific Corp. v. Great Northern Nekoosa Corp., 727 F. Supp. 31, 33-34 (D. Me. 1989).

      61/ Hilton's cases are inapposite. None of them involved alleged harm resulting from a classified board, much less one that was expressly authorized by statute. NCR involved an ESOP, not a classified board. Shoen involved fraudulent stock solicitations in a closely held company. Moreover, the court did not address whether delay constitutes irreparable injury--to the contrary, the acquiror complained that the annual meeting was being held too early. 885 F. Supp. at 1336. And, in the other cases cited by Hilton, the principal harm relied on by the court was that the bidder would have been prevented from communicating with the target's stockholders about the tender offer. See also Hyde Park Partners, L.P. v. Connolly, 839 F.2d 837, 853 (1st Cir. 1988) (bidder would have been prevented from even making an offer for a year); Dan River, Inc.
v. Icahn, 701 F.2d 278, 283-84 (4th Cir. 1983) (bidder would have been prevented from soliciting proxies).

to delay hearing ITT's declaratory judgment action until the regulators had ruled on the Plan and then asked the regulators to delay ruling until this Court had ruled. See ITT's Reply Memorandum With Respect To Its Motion Pursuant To Fed. R. Civ. P. Rule 57, at 2-6, 9. Then Hilton waited until almost one and a half months after ITT had announced the Plan before making this motion, even though it had known as soon as the Plan was announced that the Plan was scheduled to be consummated in September. 62/ Plainly, Hilton's strategy was to delay this litigation as long as possible while it tried to use the threat of litigation to drive ITT's stock price down and to persuade regulators to delay their approval of the Plan. This motion, like Hilton's annual meeting motion and its FelCor claim, is simply part of Hilton's strategy to use litigation to obtain a commercial advantage in the marketplace and to appropriate value from ITT's stockholders. Hilton's financial interest in bettering its chances of success at an inadequate price, rather than an interest in protecting the stockholders from any alleged threat of disenfranchisement, is the motive for its motion. See Heinz Aff. Ex. 1 at 26-28. Indeed--Hilton's "struggle to control [ITT] is at the very root of [Hilton's] action. [Hilton] is not merely an unhappy shareholder; rather [it] is also a tender offeror who is seeking to gain control of the company." Baron v. Strawbridge & Clothier, 646 F. Supp. 690, 695 (E.D. Pa. 1986). 63/

--------

      62/ Delay in moving for a preliminary injunction weighs against the grant of relief. See American Bakeries Co. v. Pan-O-Gold Baking Co., 650 F. Supp. 563, 564 (D. Minn. 1986).

      63/ Hilton's authorities enjoining spinoffs are all inapposite. See Paramount v. QVC, 637 A.2d 34 (Del. 1994) (directors rejected competing tender offer valued at $1 billion more than offer board wanted to accept); Hanson Trust plc v. ML SCM Acquisition, Inc., 781 F.2d 264 (2d Cir. 1986) (directors failed to inform themselves of material information and acted swiftly on a paucity of information, breaching duty of care); Mills, 559 A.2d 1261 (board manipulated by management); NCR, 761 F. Supp. 475 (board sought to entrench itself); Black & Decker Corp. v. American Standard, Inc., 682 F. Supp. 772 (D. Del. 1988) (board's adoption of certain retirement plans stymied bidding process by treating competing bidders unfairly); Koppers Co. v. American Express Co., 689
F. Supp. 1371 (W.D. Pa. 1988) (involved alleged securities law violations).

                                   Conclusion

         For the foregoing reasons, ITT respectfully submits that Hilton's motion for injunctive and declaratory relief should be denied.

         DATED this 9th day of September, 1997.

                                        KUMMER KAEMPFER BONNER &
                                        RENSHAW,


                                           By   /s/ Von S. Heinz
                                             THOMAS F. KUMMER
                                             VON S. HEINZ
                                             Seventh Floor
                                             3800 Howard Hughes Parkway
                                             Las Vegas, Nevada 89109

                                             RORY O. MILLSON
                                             SANDRA C. GOLDSTEIN
                                             ELIZABETH L. GRAYER
                                             CRAVATH, SWAINE & MOORE
                                             825 Eighth Avenue
                                             New York, NY 10019
                                             (212) 474-1000

                                             Attorneys for defendants
                                             ITT Corporation, et al.

                             CERTIFICATE OF SERVICE

      Pursuant to Fed. R. Civ. P. 5(b), I hereby certify that service of the foregoing ITT's MEMORANDUM OF POINTS AND AUTHORITIES IN OPPOSITION TO HILTON'S MOTION FOR INJUNCTIVE AND DECLATORY RELIEF was made this date by delivering by hand a true copy of the same to the following:

      Steve Morris
      Kristina Pickering
      SCHRECK MORRIS
      1200 Bank of America Plaza
      300 South Fourth Street
      Las Vegas, Nevada 89101

and by delivering by facsimile this date and by overnight mail a true copy of the same to the following:

      Bernard W. Nussbaum
      Eric M. Roth
      Marc Wolinsky
      Scott L. Black
      WACHTELL, LIPTON, ROSEN & KATZ 51 West 52nd Street New York, New York
      10019

   DATED this 9th day of September, 1997.



                                    /s/ Judith A. Vienneau
                                    ----------------------------------
                                    An Employee of Kummer Kaempfer
                                     Bonner & Renshaw